SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

             TRUST LICENSING, INC, f/k/a NEW MOUNTAINTOP CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   647552-10-8
                                   -----------
                                 (CUSIP NUMBER)

             Jeffrey W. Sass, President and Chief Executive Officer
                              Trust Licensing, Inc.
                             950 S. Pine Island Road
                                 Suite A150-1094
                              Plantation, FL 33324
                                 (954) 727-8218
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                               Page 1 of 10 Pages

1 NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

Irrevocable Trust Agreement Number III, Jay Howard Linn, Trustee I.R.S # 65-6302132

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                       (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS

            OO - Issue of shares in exchange for membership interest

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      N.A.

6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES

   NUMBER         7. SOLE VOTING POWER                     0
     OF
   SHARES
BENEFICIALLY      8. SHARED VOTING POWER                   195,054,000
   OWNED
     BY
    EACH          9. SOLE DISPOSITIVE POWER                0
 REPORTING
  PERSON
   WITH           10. SHARED DISPOSITIVE POWER             195,054,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               195,054,000 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      66.7%

14. TYPE OF REPORTING PERSON

                                       HC


                               Page 2 of 10 Pages

1 NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

      Mr. Jeffrey W. Sass

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                           (b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

            OO - Issue of shares in exchange for membership interest

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      N.A.

6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES

   NUMBER         7. SOLE VOTING POWER                     65,018,000
     OF
   SHARES
BENEFICIALLY      8. SHARED VOTING POWER                   0
   OWNED
     BY
    EACH          9. SOLE DISPOSITIVE POWER                65,018,000
 REPORTING
  PERSON
   WITH           10. SHARED DISPOSITIVE POWER             0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                65,018,000 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      22.2%

14. TYPE OF REPORTING PERSON

                                       IN


                               Page 3 of 10 Pages

1 NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

      Mr. Michael R. Moore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                           (b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

            OO - Issue of shares in exchange for membership interest

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      N.A.

6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES

   NUMBER         7. SOLE VOTING POWER                     10,000,000
     OF
   SHARES
BENEFICIALLY      8. SHARED VOTING POWER                   0
   OWNED
     BY
    EACH          9. SOLE DISPOSITIVE POWER                10,000,000
 REPORTING
  PERSON
   WITH           10. SHARED DISPOSITIVE POWER             0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                10,000,000 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.4%

14. TYPE OF REPORTING PERSON

                                       IN


                               Page 4 of 10 Pages

1 NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

      Mr. Leigh M. Rothschild

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                           (b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

            OO - Issue of shares in exchange for membership interest

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      N.A.

6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES

   NUMBER         7. SOLE VOTING POWER                     0
     OF
   SHARES
BENEFICIALLY      8. SHARED VOTING POWER                   195,054,000
   OWNED
     BY
    EACH          9. SOLE DISPOSITIVE POWER                0
 REPORTING
  PERSON
   WITH           10. SHARED DISPOSITIVE POWER             195,054,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               195,054,000 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      66.7%

14. TYPE OF REPORTING PERSON

                                       IN


                               Page 5 of 10 Pages

Item 1. Security and Issuer.

      This Statement of Beneficial Ownership on Schedule 13D relates to shares of Common Stock, 0.0001$ par value per share (the "Shares" or "Common Stock"), of Trust Licensing, Inc., f/k/a New Mountaintop Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices located at 950 S. Pine Island Road, Suite A150-1094, Plantation, Florida 33324. The reporting date (the "Reporting Date") with respect to the transaction covered hereby is August 24, 2004.

      On August 24, 2004, pursuant to a merger of Trust Licensing, LLC, a Florida limited liability company, into a wholly-owned subsidiary of the Issuer (the "Merger"), the appointment of a new member to the Company's board of directors, the change of the Company's name to Trust Licensing, Inc., and the amendment of our Certificate of Incorporation (the "Certificate") to effect a 1-for-10 reverse stock split of the Common Stock of the Company effective as of the Record Date. (The Record Date for the reverse split was prior to the closing of the merger transaction and prior to the issuance of the 270,072,000 shares described below.)

      As consideration for the merger the Issuer issued 270,072,000 shares of the Issuer's common stock, par value $0.0001 per share, representing approximately 93% of the issued and outstanding shares of the Issuer (after giving effect to the 1:10 reverse stock split). The Issuer also paid $ 135,000 cash to Mark Golden, the Issuer's former Sole Director, for the redemption of 2,000,000 (post-split) of his shares.

Item 2. Identity and Background.

      (a) Name: Irrevocable Trust Agreement Number III, Jay Howard Linn, Trustee
      (b) Address: 1108 Kane Concourse, Suite 310, Bay Harbor Islands, Florida 33154
      (c) Principal Occupation: Holding of assets.
      (d) Involvement in certain legal proceedings: Not Applicable.
      (e) Party to a civil proceeding: Not Applicable.
      (f) Citizenship: U.S.

      (a) Name: Mr. Jeffrey W. Sass
      (b) Address: Trust Licensing Inc., 950 S. Pine Island Road, Suite A150-1094, Plantation, Florida 33324
      (c) Principal Occupation: President and Chief Executive Officer of Trust Licensing, Inc.
      (d) Involvement in certain legal proceedings: Not Applicable.
      (e) Party to a civil proceeding: Not Applicable.
      (f) Citizenship: U.S.

      (a) Name: Mr. Michael R. Moore
      (b) Address: Trust Licensing Inc., 950 S. Pine Island Road, Suite A150-1094, Plantation, Florida 33324


                               Page 6 of 10 Pages

      (c) Principal Occupation: Executive Vice President, Business & Legal Affairs and corporate transactional attorney.
      (d) Involvement in certain legal proceedings: Not Applicable.
      (e) Party to a civil proceeding: Not Applicable.
      (f) Citizenship: U.S.

      (a) Name: Mr. Leigh M. Rothschild
      (b) Address: Trust Licensing Inc., 950 S. Pine Island Road, Suite A150-1094, Plantation, Florida 33324
      (c) Principal Occupation: Director of Trust Licensing, Inc. and Chairman and founder of Trust Licensing, LLC.
      (d) Involvement in certain legal proceedings: Not Applicable.
      (e) Party to a civil proceeding: Not Applicable.
      (f) Citizenship: U.S.

Item 3. Source of Funds

      Irrevocable Trust Agreement Number III, Mr. Jeffrey W. Sass and Michael R. Moore as direct owners of membership units in Trust Licensing, LLC, have
accepted  195,054,000,   65,018,000  and  10,000,000  shares,  respectively,  in
exchange for transferring their membership interests to the Issuer as part of the Merger. Mr. Leigh M. Rothschild is a beneficiary of the Irrevocable Trust Agreement Number III. This consideration is part of a pre-merger issue of a total amount of 270,072,000 shares of the Issuer's common stock, par value $0.0001 per share representing approximately 93% of the issued and outstanding shares of the Issuer (after giving effect to a 1:10 reverse stock split and the redemption of Mr. Golden's shares described below).

      As part of the merger the Issuer redeemed 2,000,000 (post-split) shares of its common stock from Mr. Mark Golden, the sole director and former principal shareholder of the Issuer for a cash consideration of $135,000. The cash was provided by Trust Licensing, LLC. Immediately prior to the Closing, Trust Licensing, LLC borrowed $165,000 from Irrevocable Trust Agreement Number III, Jay Howard Linn, Trustee, the reporting entity, for a term of nine months with interest at the annual rate of four (4%) percent. The Issuer used all of the borrowed money to fund the cash consideration and broker fees related to the transaction.

Item 4. Purpose of Transaction

      The above-mentioned reporting persons accepted the Common Stock as consideration in exchange for transferring their membership units in Trust Licensing LLC to a wholly-owned subsidiary of the Issuer within the scope of a Merger which would result in an "extraordinary corporate transaction" as described in Item 4(b).

      An additional purpose of the underlined transaction is the appointment of a new member to the Company's board of directors, which would result in a change in the present board of directors of the issuer as described in Item 4(d).


                               Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer.

      (a) Irrevocable Trust Agreement Number III beneficially owns an aggregate of 195,054,000 shares of Common Stock, representing 66.7% of the outstanding shares of Common Stock of the Issuer; Mr. Jeffrey W. Sass beneficially owns an aggregate of 65,018,000 shares of Common Stock, representing 22.2% of the outstanding shares of Common Stock of the Issuer; and Mr. Michael R. Moore beneficially owns an aggregate of 10,000,000 shares of Common Stock, representing 3.4% of the outstanding shares of Common Stock of the Issuer. Mr. Leigh M. Rothschild is a beneficiary of Irrevocable Trust Agreement Number III.

      (b) Irrevocable Trust Agreement Number III will possess shared power to vote and to dispose or direct the disposition of all of its 195,054,000 shares of Common Stock together with Mr. Leigh M. Rothschild who is a beneficiary of Irrevocable Trust Agreement Number III; Mr. Jeffrey W. Sass will possess sole power to vote and to dispose or direct the disposition of all of his 65,018,000 shares of Common Stock; and Mr. Michael R. Moore will possess sole power to vote and to dispose or direct the disposition of all of his 10,000,000 shares of Common Stock.

      (c) As of August 24, 2004, the Issuer and the reporting persons mentioned above, as members of Trust Licensing, LLC, have effectuated the Merger as described in Item 6.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

      (e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      On August 24, 2004 the Issuer through a newly formed wholly owned subsidiary acquired, by merger, all of the assets and business of Trust
Licensing, LLC, a Florida limited liability company. As consideration for the merger the Issuer issued 270,072,000 shares of Issuer's common stock, par value $.0001 per share representing approximately 93% of the issued and outstanding shares of Issuer (after giving effect to the 1:10 reverse stock split and the redemption of Mr. Golden's shares). These shares were issued to the members of Trust Licensing, LLC, as follows: 195,054,000 shares to Irrevocable Trust Agreement Number III, Jay Howard Linn, Trustee, 65,018,000 shares to Jeffrey W. Sass and 10,000,000 shares to Michael R. Moore representing all of the members of Trust Licensing, LLC.

      As part of the merger the Issuer redeemed 2,000,000 (post-split) shares of its common stock from Mark Golden, the sole director and former principal shareholder of Issuer for a cash consideration of $135,000. The cash was provided by Trust Licensing,


                               Page 8 of 10 Pages

LLC. Immediately prior to the Closing, Trust Licensing, LLC borrowed $165,000 from Irrevocable Trust Agreement Number III, Jay Howard Linn, Trustee, the reporting entity, for a term of nine months with interest at the annual rate of four (4%) percent. Issuer used all of the borrowed money to fund the cash consideration and broker fees related to the transaction.

      Also, as part of the Merger, Mr. Jeffrey W. Sass, the former officer of Trust Licensing, LLC, was appointed as the president and chief executive officer of the merged company; Mr. Michael R. Moore, a former officer of Trust Licensing, LLC, was appointed as the Executive Vice President, Business & Legal Affairs of the merged company; and Mr. Leigh M. Rothschild, former chairman and founder of Trust Licensing, LLC was appointed as a director of Trust Licensing, Inc.

Item 7. Material to be filed as Exhibits.

1. Agreement and Plan of Merger dated as of August 23, 2004 between the Issuer and Trust Licensing, LLC, filed as an exhibit to Form 8-K which was filed on August 25, 2004 and incorporated herein by reference.

2. Promissory Note between Trust Licensing, Inc. and Irrevocable Trust Agreement Number III, Jay Howard Linn.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2004

                            /s/ Jay Howard Linn
                            -------------------
                            Irrevocable Trust Agreement Number III,
                            Jay Howard Linn, Trustee

Date: September 1, 2004

                            /s/ Jeffrey W. Sass
                            -------------------
                            Mr. Jeffrey W. Sass
                            President and Chief Executive Officer of Trust Licensing, Inc.


                               Page 9 of 10 Pages

Date: September 1, 2004

                            /s/ Michael Moore
                            -----------------
                            Mr. Michael Moore
                            Executive Vice President,
                            Business & Legal Affairs of Trust Licensing, Inc.

Date: September______, 2004

                            /s/ ______________________
                            Mr. Leigh M. Rothschild,
                            Director and Chairman of Trust Licensing, Inc.


                               Page 10 of 10 Pages

                                PROMISSORY NOTE

$ 165,000.00                                                 PLANTATION, FLORIDA
                                                                 AUGUST 24, 2004

      FOR VALUE RECEIVED, TRUST LICENSING, LLC ("Maker"), promises to pay to the order of IRREVOCABLE TRUST III or to any subsequent holder hereof (collectively, "Holder"), the principal sum of One Hundred Sixty Five Dollars ($ 165,000.00), with interest accruing at a rate of four percent (4.00%) per annum, with all principal and accrued interest thereon payable in full on May 24, 2004.

      Maker may prepay this Note at any time, at its option, without premium or penalty.

      The failure of Holder to exercise any of its rights, powers and/or remedies under this Note shall not constitute a waiver of the right to exercise the same at that or any other time. Time shall be of the essence in the payment of this Note. Maker agrees to pay all costs and reasonable attorney's fees incurred in collecting or attempting to collect the amount due under this Note. This Note is delivered in, shall be performed in, governed by and construed in accordance with the laws of the State of Florida. Maker hereby waives presentment, demand, notice of dishonor, protest, notice of protest and nonpayment.

                                                            TRUST LICENSING, LLC

                                                            By:    /s/ Jeff Sass
                                                                   -------------
                                                            Name:  Jeff Sass
                                                            Title: Manager